Exhibit 12.1

Volcano Corporation

Computation of Earnings to Fixed Charges Ratio

(Unaudited—in thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Net loss
Loss before provision for income taxes	$(27,767)	$(13,085)	$(26,052)	$(8,305)	$(15,191)
Fixed charges	1,118	758	668	4,356	5,586

Total	(26,649)	(12,327)	(25,384)	(3,949)	(9,605)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$5	$113	$199	$4,013	$5,311
Interest component of rentals (1)	1,113	645	469	343	275

Total	$1,118	$758	$668	$4,356	$5,586

Deficiency of earnings available to cover fixed charges	$(27,767)	$(13,085)	$(26,052)	$(8,305)	$(15,191)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.